UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Electromed, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	41-1732920
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Sixth Avenue NW New Prague, MN	56071
(Address of principal executive offices)	(Zip Code)

Jeremy T. Brock Chief Financial Officer (952) 758-9299
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Electromed, Inc. (the “Company,” “we,” “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019 (the “2019 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.smartvest.com.

Item 1.02 Exhibits

A copy of the Company’s 2019 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Electromed, Inc.

By	/s/ Jeremy T. Brock	May 21, 2020
	Jeremy T. Brock Chief Financial Officer	(Date)